FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 23, 2005
Commission File Number: 001-13184
TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)
Suite 600 — 200 Burrard Street,
Vancouver, British Columbia, Canada V6C 3L9
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                      Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE
     Exhibit 1 and 2 to this Form 6-K are hereby incorporated by reference as exhibits to Teck Cominco Limited’s registration statement on Form F-10, which was originally filed with the Securities and Exchange Commission on June 16, 2005 (File No. 333-12584).
INDEX TO EXHIBITS

EXHIBIT	TITLE
1	Underwriting Agreement dated September 23, 2005 between Teck Cominco Limited and Citigroup Global Markets, Inc. and J.P. Morgan Securities, Inc.

2.	Interest Coverage Ratio

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECK COMINCO LIMITED (Registrant)
Date: September 23, 2005	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

INCORPORATION BY REFERENCE
     Exhibit 1 and 2 to this Form 6-K are hereby incorporated by reference as exhibits to Teck Cominco Limited’s registration statement on Form F-10, which was originally filed with the Securities and Exchange Commission on June 16, 2005 (File No. 333-12584).
INDEX TO EXHIBITS

EXHIBIT	TITLE
1	Underwriting Agreement dated September 23, 2005 between Teck Cominco Limited and Citigroup Global Markets, Inc. and J.P. Morgan Securities, Inc.

2.	Interest Coverage Ratio